FSD PHARMA INC.

Annual and Special Meeting of Shareholders of FSD Pharma Inc. (the "Corporation")

June 29, 2023

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business — **Outcome of Vote**

1. The election of each of the following nominees as directors of the Corporation for the following year:

Each nominee was elected as a director of the Corporation.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Anthony Durkacz	21,442,510	99.94 %	13,572	0.06%
Zeeshan Saeed	21,418,876	99.83 %	37,206	0.17%
Dr. Lakshmi P. Kotra	18,027,894	84.02 %	3,428,188	15.98%
Adnan Bashir	18,463,181	86.05%	2,992,901	13.95%
Michael (Zappy) Zapolin	18,610,144	86.74 %	2,845,938	20.62%
Nitin Kaushal	17,032,284	79.38 %	4,423,798	13.26%
Dr. Eric Hoskins	18,599,259	86.69%	2,856,823	13.31%

2. The re-appointment of MNP LLP as auditors of the Corporation for 2023 and to authorize the directors of the Corporation to fix their remuneration.

The re-appointment of MNP LLP to serve as auditors of the Corporation was ratified.

	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Ballots Tabulated	20,984,166	97.80%	471,916	2.20%

Special Business | **Outcome of Vote**

3. The approval of the Corporation's Equity Incentive Plan for 2023 and to authorize the directors of the Corporation to fix their remuneration.

The approval of the Corporation's Equity Incentive Plan for 2023 was ratified.

	Votes For	% Votes For	Votes Against	% Votes Against
Ballots Tabulated	20,793,460	96.98%	648,416	3.02%

4. The re-approval of the Corporation's Stock Option Plan for 2023 and to authorize the directors of the Corporation to fix their remuneration.

The approval of the Corporation's Stock Option Plan for 2023 was ratified.

	Votes For	% Votes For	Votes Against	% Votes Against
Ballots Tabulated	20,777,425	96.91%	654,575	3.05%

5. The passing of a special resolution to allow the board to amend the Corporation's articles of incorporation to change its name (and ticker symbol) in the board's sole discretion.

The special resolution of the Corporation's name change was adopted.

	Votes For	% Votes For	Votes Against	% Votes Against
Ballots Tabulated	21,456,082	100%	nil	nil%